UNITED SATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

Impact Housing REIT, LLC

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation)		81-3642821 (IRS Employer Identification Number)
23901 Calabasas Road, Suite 2010 Calabasas, CA 93102 (Full mailing address of principal executive offices)
(818) 737-8000 (Registrant’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Fund was formed on August 17, 2016. The Fund has not yet commenced conducting any material business other than in connection with its organization and the preparation of its offering of up to $35,000,000.00 of its Series A Investor Shares pursuant to its Offering Statement on Form 1-A dated June 15, 2018 (the “Offering Statement”), which was qualified by the U.S. Securities and Exchange Commission on June 18, 2018.

We do not intend to begin principal operations until we have received and accepted subscriptions from investors representing at least $3,000,000 of Series A Investor Shares. As of the date of this report, we have received investor subscriptions totaling $1,859,940.

Liquidity and Capital Resources

The Fund is obligated to reimburse its Manager for expenses the Manager incurs in connection with the offering. We currently estimate that those expenses will be approximately $300,000.

We intend to use the proceeds of the offering to buy, renovate (where necessary), and operate a portfolio of multi-family apartment communities. We will also use debt (borrow money) to finance a portion of the costs of buying and renovating property. For more information, please see the “THE FUND – LEVERAGE” section of the Offering Circular that is part of the Offering Statement.

Apart from our efforts to raise money from the sale of Series A Investor Shares in the offering, we are not aware of any trends or any demands, commitments, events, or uncertainties that will result in or that are reasonably likely to result in the our liquidity increasing or decreasing in any material way.

As of the date of this Offering Circular, we have not purchased any apartment communities or other assets or entered into any agreements to do so. Apart from our efforts to raise money via the sale of Series A Investor Shares in this Offering, we are not aware of any material trends, favorable or unfavorable, in our capital resources, or any expected material changes in the mix and relative cost of such resources.

Trend Information

There are currently no known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Item 2. Other Information

None.

Item 3. Financial Statements

BALANCE SHEETS (UNAUDITED)
As of June 30, 2018 and December 31, 2017
	Jun 30,18	Dec 31,17	Period Change

ASSETS
Current Assets:
Offering costs	$212,567	$195,657	$16,910
Prepaid Insurance	16,014	16,014	-
Total Current Assets	228,582	211,672	16,910

TOTAL ASSETS	$228,582	$211,672	$16,910

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)
Liabilities:
Current Liabilities:
Advances from related party	$642,574	$439,766	$202,808
Accrued Expenses	4,449	4,449	-
Total Liabilities	647,023	444,215	202,808

Total Member's Equity (Deficit)	(418,442)	(232,544)	(185,898)

TOTAL LIABILITIES AND MEMBER'S EQUITY	$228,582	$211,671	$16,910

STATEMENTS OF OPERATIONS (UNAUDITED)
For the six-month periods ended June 30, 2018 and 2017

	As of	As of
	June 30,2018	June 30,2017

Net revenues	$-	$-
Costs of net revenues	-	-
Gross profit	-	-

Operating Expenses:
Advertising & Marketing	121,776	60,824
Professional fees	35,572	7,443
Bank Service Charges	5,543	724
Travel Expenses	6,859	10,691
Meals and entertainment	1,458	4,172
Dues & subscriptions	14,689	2,026
Telephone
Total Operating Expenses	185,898	85,881

Loss from operations	-185,898	-85,881

Weighted-average units outstanding
-Basic and Diluted	N/A
Net loss per unit
-Basic and Diluted	N/A

STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six-month period ended June 30, 2018

As of
June 30,2018
Cash Flows From Operating Activities
Net Loss	$(185,898)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Increase/(Decrease) in deferred offering costs	(16,911)
Increase/(Decrease) in prepaid insurance
Increase/(Decrease) in refunds receivable
Increase/(Decrease) in accrued expenses
Net Cash Used In Operating Activities	(202,809)

Cash Flows From Financing Activities
Advances from Related party	202,809
Net Cash Provided By Financing Activities	202,809

Net Change In Cash	-

Cash at Beginning of Period	-
Cash at End of Period	-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	-
Cash paid for income taxes	-

IMPACT HOUSING REIT, LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2018 and for the six-month period then ended

NOTE 1: NATURE OF OPERATIONS

Impact Housing REIT, LLC (the “Company”), is a limited liability company organized August 17, 2016 under the laws of Delaware. The Company was organized to source and acquire residential apartment communities and to renovate, lease, operate, and maintain such properties.

As of June 30, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, the accompanying financial statements include all adjustments necessary in order to make the interim financial statements not misleading

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

IMPACT HOUSING REIT, LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2018 and for the six-month period then ended

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of June 30, 2018.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. Certain expenses were incurred prior to the Company’s inception and are recognized in these financial statements as being incurred effective on the inception date.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

IMPACT HOUSING REIT, LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2018 and for the six-month period then ended

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of units outstanding during the period, excluding units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit.  Diluted net earnings or loss per unit reflect the actual weighted average of units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive items are excluded from the computation of the diluted net earnings or loss per unit if their inclusion would be anti-dilutive. As no potentially dilutive items exist and no membership units are outstanding as of June 30, 2018, the Company has not presented basic net loss per unit or diluted net loss per unit.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues since inception. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER’S EQUITY

In September 2016, the Company issued 1,000,000 Common Shares to its Manager (see Note 5). No capital has been contributed to the Company as of June 30, 2018. The Company is 100% owned by its manager as of June 30, 2018 and is authorized to issue additional membership units consisting of 1,000,000 Common Shares and 19,000,000 Investor Shares.

IMPACT HOUSING REIT, LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2018 and for the six-month period then ended

There are differing rights and privileges between the two share classes, as defined in the Company’s LLC Agreement.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has named Impact Housing REIT Manager, LLC (the “Manager”) as manager of the Company, under a management agreement, and is the sole member of the Company as of June 30, 2018. The Company is subject to various fees under this agreement, as dictated by the management agreement.

The Company utilizes office space and office services provided at no cost from a related party. Such costs are immaterial to the financial statements and, accordingly, have not been reflected in these financial statements.

The Company has a balance due to the Manager in the sum of $642,574 which is payable on demand and bears no interest.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPACT HOUSING REIT, LLC

By:	/s/ Edward P. Lorin
Edward P. Lorin, Manager of Impact
Housing REIT, LLC

Date: September 28, 2018